UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.5)*

                              Niagara Corporation
                               (Name of Issuer)

                       Common Stock, par value $.001 per share

                        (Title of Class of Securities)

                                 653349100
                               (CUSIP Number)

                              Michael J. Scharf
                                P.O. Box 1592
                         Ponte Vedra, Florida  32004

                             (904) 285-5678
     (Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                           September 13, 1996**
           (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

  Check the following box if a fee is being paid with the statement ( ).
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)
  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  **Pursuant to Rule 13d-2(a), the event does not require this amendment to be filed, and consequently this amended and restated Schedule 13D is being filed on a voluntary basis.


  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

   CUSIP NO.  653349100

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael J. Scharf

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) ( )
                                                    (b) ( )

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                              7    SOLE VOTING POWER
                                   1,198,750 (including shares issuable upon
                                   the exercise of Warrants)
              NUMBER OF
               SHARES         8    SHARED VOTING POWER
             BENEFICIALLY          0
               OWNED BY
                EACH          9    SOLE DISPOSITIVE POWER
              REPORTING            1,198,750 (including shares issuable upon
               PERSON              the exercise of Warrants)
                WITH
                             10    SHARED DISPOSITIVE POWER
                                   0

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,750 (including shares issuable upon the exercise of Warrants)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  (X)
          (excludes 200,000 shares underlying Options which are not exercisable**)

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.7%

     14   TYPE OF REPORTING PERSON*
          IN

  **The Options will become exercisable with respect to twenty percent of the underlying Shares on each of the next five anniversaries of September 13, 1996 (provided Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries on such date) except in the event of a Change in Control of the Issuer. See Items 5(a) and 6 hereof.

          Michael J. Scharf hereby amends (and restates, pursuant to Rule 101(a)(2)(ii) of Regulation S-T) his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993, October 29, 1993, February 4, 1994, and June 7, 1995, relating to the Common Stock, $.001 par value, of Niagara Corporation (formerly International Metals Acquisition Corporation), a Delaware corporation.

     Item 1.  Security and Issuer.

          This Statement relates to the Common Stock, par value $.001 per share ("Shares"), of Niagara Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 667 Madison Avenue, New York, New York 10021.

     Item 2.  Identity and Background.

          (a)-(b) This Statement is being filed by Michael J. Scharf, a United States citizen, whose business address is c/o Niagara Corporation, 667 Madison Avenue, New York, New York 10021.

          (c) Mr. Scharf is Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Scharf is also Vice President, Secretary, Treasurer and a director of Financial Services Acquisition Corporation ("FSAC"), located at 667 Madison Avenue, New York, New York 10021.

          (d)-(e) During the last five years, Mr. Scharf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

          In May 1993, in connection with the initial issuance of Shares by the Issuer (the "Initial Issuance"), Mr. Scharf purchased 200,000 Shares for an aggregate consideration of $8,000.

          On August 20, 1993, in connection with the initial public offering (the "IPO") by the Issuer of 2,875,000 Units (each Unit consisting of one Share and two Redeemable Common Stock Purchase Warrants ("Warrants")), Mr. Scharf purchased (including purchases through IRA accounts) an additional 167,000 Shares, along with 334,000 Warrants, for an aggregate consideration of $1,002,000.
     Each Warrant entitles the registered holder thereof to purchase from the Issuer, until the close of business on August 13, 2000, one Share for $5.50, subject to adjustment in certain circumstances. As a result of the consummation on August 16, 1995 of the Acquisi-tion described below in Item 6, the Warrants became exercisable.

          On September 22, 1993, Mr. Scharf purchased an additional 50,000 Shares through a privately negotiated transaction at $4.75 per Share for an aggregate consideration of $237,500.

          On October 22, 1993, Mr. Scharf purchased an additional
     30,000 Shares through a privately negotiated transaction at $4.625 per Share for an aggregate consideration of $138,750.

          On November 9, 1993, Mr. Scharf purchased an additional
     25,000 Warrants through an open market purchase at $1.125 per Warrant for an aggregate consideration of $28,125.

          On January 24, 1994, Mr. Scharf purchased an additional
     39,250 Units through an open market purchase at approximately $6.58 per Unit for an aggregate consideration of $258,176.78.

          Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Scharf may be deemed to be the beneficial owner of 100,000 Shares acquired by the Michael J. Scharf 1987 Grantor Income Trust and 100,000 Shares acquired by the Scharf Family 1989 Trust. Each such acquisition was made in connection with the Initial Issuance for $4,000. In addition, Mr. Scharf may be deemed to be the beneficial owner of 75,000 Warrants acquired by the Michael J. Scharf 1987 Grantor Income Trust on November 9, 1993 through an open market purchase at $1.125 per Warrant for an aggregate consideration of $84,375. The Michael J. Scharf 1987 Grantor Income Trust and the Scharf Family 1989 Trust are collectively referred to as the "Scharf Trusts." Mr. Scharf is the trustee of the Scharf Trusts.

          The funds used to make the foregoing purchases were Mr.
     Scharf's personal funds and the internal funds of each of the Scharf Trusts, as the case may be.

          As described in Item 5(a) hereof, in connection with his serving as President and Chief Executive Officer of the Issuer, on September 13, 1996, Mr. Scharf was granted options to purchase an aggregate of 200,000 Shares at $5.50 per Share.

     Item 4.  Purpose of Transaction.

          Mr. Scharf acquired the Shares for investment purposes and in connection with his serving as Chairman of the Board, President and Chief Executive Officer of the Issuer. Subject to the matters referred to below (including Item 6 hereof), Mr. Scharf may maintain his investment at its current level, acquire additional securities of the Issuer, sell or dispose of, or convert all or part of his investment. In any such case, the decision by Mr. Scharf would depend upon a continuing evaluation of the Issuer's business, prospects and financial condition, the market for the securities, other business and investment opportunities available to him, his positions at the Issuer and its subsidiaries, general economic conditions, stock market and money market conditions, availability of funds and other factors and future developments that he may deem relevant from time to time. Any acquisition or disposition of securities of the Issuer by Mr. Scharf may be effected through open market or privately negotiated transactions, gifts or otherwise.

          Except to the extent set forth above, or in any other Item hereof, and except in his capacity as Chairman of the Board, President and Chief Executive Officer of the Issuer, which from time to time may consider various transactions involving its securities, Mr. Scharf does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

          (a) As described in Item 3 hereof, Mr. Scharf directly owns (including through IRA accounts) (i) 486,250 Shares and (ii) 437,500 Warrants, representing the right to receive, upon exercise thereof at $5.50 per Warrant, an aggregare of 437,500 Shares. Pursuant to Rule 13d-3 under the Exchange Act, Mr.
     Scharf may be deemed to be the beneficial owner of an additional 200,000 Shares and 75,000 Warrants owned in the aggregate by the Scharf Trusts for which Mr. Scharf is the trustee. Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 1,198,750 Shares, representing approximately 28.7% of the sum of (i) 3,668,750 outstanding Shares (based upon information contained in the Issuer's most recent report on Form 10-Q for the period ended June 30, 1996 filed by the Issuer with the Securities and Exchange Commission) and (ii) 512,500 Shares underlying the 512,500 Warrants owned by Mr. Scharf and the Scharf Trusts.

          On September 13, 1996, the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") granted to Mr. Scharf, in connection with his serving as President and Chief Executive Officer of the Issuer, (i) an incentive stock option (the "Incentive Stock Option") to purchase an aggregate of 100,000 Shares and (ii) a non-qualified stock option (the "Non-Qualified Stock Option," and, together with the Incentive Stock Option, the "Options") to purchase an aggregate of 100,000 Shares, each at $5.50 per Share. As described in Item 6 hereof, no portion of the Options will become exercisable until September 13, 1997 except in the event of a "Change in Control" of the Issuer (as defined in the Issuer's 1995 Stock Option
     Plan). Accordingly, the Shares underlying the Options have not been included for purposes of this Statement in calculating the number of Shares beneficially owned by Mr. Scharf.

          (b) Mr. Scharf has the sole power to vote and direct the voting of and, subject to the terms of the Letter Agreements (described below in Item 6), to dispose of and direct the disposition of the securities referred to in Item 5(a) above.

          (c) In accordance with the provisions of the Letter Agreements, on August 13, 1993, Mr. Scharf entered into a Stock Escrow Agreement (on behalf of himself and in his capacity as trustee of the Scharf Trusts)(the "Escrow Agreement") with the Issuer, Gilbert D. Scharf (Mr. Scharf's brother), Gerald L. Cohn, Andrew R. Heyer and William H. Hyman (collectively with Mr. Scharf and the Scharf Trusts, the "Initial Stockholders") and Continental Stock Transfer and Trust Company (the "Escrow Agent"), and pursuant to the terms thereof, deposited the 400,000 Shares owned by him and the Scharf Trusts prior to the IPO (the "Escrow Shares") with the Escrow Agent. In accordance with the terms of the Escrow Agreement, the Escrow Shares were released from escrow on August 20, 1996.

          The foregoing is merely a summary of certain provisions of the Escrow Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

          Other than as described in this Statement (including in Item 5(a) above), no other transactions in securities of the Issuer were effected during the past sixty days by Mr. Scharf.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Scharf.

          (e) Not applicable.

     Item 6.  Contracts, Arrangements, Understandings, or
              Relationships with Respect to Securities of the Issuer

          On May 26, 1993, Mr. Scharf entered into three agreements (one on behalf of himself and the others as trustee of the Scharf Trusts, the "Letter Agreements") with GKN Securities Corp., an underwriter of the Shares sold in the IPO ("GKN"). Pursuant to the Letter Agreements, Mr. Scharf agreed among other things, to
     (i) vote all the Escrow Shares in accordance with the vote of the majority in interest of all other public stockholders of the Issuer with respect to any Business Combination (as defined in the Letter Agreements); (ii) in the event that the Issuer failed to consummate a Business Combination within a specified time period and is required to liquidate, to waive his rights to receive any liquidation distribution with respect to the Escrow Shares; (iii) to first present to the Issuer for its consideration any suitable opportunity for a Business Combination; (iv) not to submit to the Issuer for consideration, or vote for the approval of, any Business Combination which involves a company affiliated with him; (v) not to accept a finder's fee in the event he originates a Business Combination;
     (vi) not to accept any compensation for services rendered to the Issuer prior to the consummation of a Business Combination; (vii) to enter into the Escrow Agreement; and (viii) to offer GKN, for five years from August 13, 1993, a right of first refusal to purchase for its account or to sell for his account any Shares sold by him pursuant to Rule 144 under the Securities Act of 1933, as amended. The Acquisition described below constituted a Business Combination, and, accordingly, the provisions of the Letter Agreements described above in clauses (i) through (vi) are no longer applicable.

          The foregoing is merely a summary of certain provisions of the Letter Agreements and is qualified in its entirety by reference to the full text thereof, copies of which are attached hereto as Exhibits 2,3 and 4, respectively, and incorporated herein by reference.

          As described in Item 5(c) above, on August 13, 1993, Mr. Scharf entered into the Escrow Agreement, and, on August 20, 1996, the Escrow Shares were released from escrow.

          On June 1, 1995, the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the stockholders (the "Stockholders") of Niagara Cold Drawn Corp., a Delaware corporation ("Niagara Cold Drawn"), pursuant to which, and subject to certain conditions, the Issuer agreed to purchase, and the Stockholders agreed to sell, all of the outstanding shares of capital stock of Niagara Cold Drawn (the
     "Acquisition").   In connection with the execution of the Stock
     Purchase Agreement, Mr. Scharf executed a letter dated June 1, 1995 (the "Voting Letter") pursuant to which he agreed to vote at a meeting of the Issuer's stockholders all Shares as to which he had voting control (excluding the Escrow Shares) in favor of the proposal to approve and adopt the Stock Purchase Agreement and the Acquisition. On August 15, 1995, the Issuer's stockholders approved the Stock Purchase Agreement, and on August 16, 1995, the Acquisition was consummated.

          The foregoing is merely a summary of the Voting Letter and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

          As described in Item 5(a) above, on September 13, 1996, the Compensation Committee granted the Options to Mr. Scharf. The option agreements evidencing the Options (the "Option Agreements") provide that (i) such Options will become exercisable as to 20% of the underlying Shares on each of the next five anniversaries of the date of grant, provided that Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries (collectively, the "Company") on such date and (ii) notwithstanding the forgoing, such Options will become exercisable in full upon a Change in Control of the Issuer (as defined in the Issuer's 1995 Stock Option Plan). The Option Agreements also provide that such Options will expire on the earlier of (i) the tenth anniversary of the date of grant and
     (ii) 90 days after the termination of Mr. Scharf's employment with the Company for any reason.

          The foregoing is merely a summary of certain provisions of the Option Agreements, and is qualified in its entirety by reference to the full text thereof, copies of which are attached hereto as Exhibits 6 and 7, respectively, and incorporated herein by reference.

          Except as set forth herein, Mr. Scharf does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 -  Stock Escrow Agreement, dated August 13, 1993, by and among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 2 -  Letter Agreement, dated May 26, 1993, by and between
                  Michael J. Scharf and GKN Securities Corp
                  (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 3 -  Letter Agreement, dated May 26, 1993, by and between the Michael J. Scharf 1987 Guarantor Income Trust and GKN Securities Corp (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 4 -  Letter Agreement, dated May 26, 1993, by and between the Scharf Family 1989 Trust and GKN Securities Corp (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 5 -  Letter, dated June 1, 1995, from Michael Scharf to all of the stockholders of Niagara Cold Drawn Corp. (incorporated by reference to Exhibit 5 to Amendment No. 4 to the Statement on Schedule 13D of Michael J. Scharf, dated June 7, 1995).

     Exhibit 6 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Michael Scharf.

     Exhibit 7 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Michael Scharf.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  October 10, 1996

                                     /s/ Michael J. Scharf
                                         Michael J. Scharf



                               Exhibit Index

     Exhibit 1 -  Stock Escrow Agreement, dated August 13, 1993, by and among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 2 -  Letter Agreement, dated May 26, 1993, by and between
                  Michael J. Scharf and GKN Securities Corp
                  (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 3 -  Letter Agreement, dated May 26, 1993, by and between the Michael J. Scharf 1987 Guarantor Income Trust and GKN Securities Corp (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 4 -  Letter Agreement, dated May 26, 1993, by and between the Scharf Family 1989 Trust and GKN Securities Corp (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 5 -  Letter, dated June 1, 1995, from Michael Scharf to all of the stockholders of Niagara Cold Drawn Corp. (incorporated by reference to Exhibit 5 to Amendment No. 4 to the Statement on Schedule 13D of Michael J. Scharf, dated June 7, 1995).

     Exhibit 6 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Michael Scharf.

     Exhibit 7 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Michael Scharf.